Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221418

January 18, 2019

To the Participants in the Vectren Corporation Automatic Dividend Reinvestment and Stock Purchase Plan:

As previously announced, Vectren Corporation (“Vectren”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CenterPoint Energy, Inc. (“CenterPoint”) and Pacer Merger Sub, Inc. (“Merger Sub”), pursuant to which Merger Sub will merge with and into Vectren, with Vectren continuing as a wholly owned subsidiary of CenterPoint (the “Merger”). The Merger is expected to close in the first quarter of 2019.

In contemplation of the closing of the Merger, and in order to facilitate an orderly share exchange process, the Board of Directors of Vectren has terminated the Vectren Corporation Automatic Dividend Reinvestment and Stock Purchase Plan (the “DRIP”) effective as of January 18, 2019 (the “Effective Date”). As a result of the termination, there will be no further purchases of, or reinvestment of dividends in, shares of Vectren common stock under the DRIP after the Effective Date, and any dividends payable by Vectren after the Effective Date will be paid to you in cash. All uninvested voluntary cash collected from January 1, 2019, to January 18, 2019, for the purpose of purchasing Vectren common stock through the DRIP, whether made by check, automatic bank withdrawal, employee payroll deductions, or otherwise, will be returned to plan participants beginning on or about January 25, 2019.

All whole shares of Vectren stock held in your DRIP account have been transferred into a Direct Registration System book-entry form account (“DRS Account”) in your name held at Equiniti Trust Company, d/b/a EQ Shareowner Services (“EQ”), as administrator of the DRIP. Any fractional shares (defined as any non-whole share amount) of Vectren stock held in your DRIP account have been liquidated and EQ has issued you the enclosed check for such fractional shares since fractional shares are not allowed in a DRS Account.

Upon the closing of the Merger, shareholder accounts in which all whole shares of Vectren stock are held in a DRS Account at EQ will receive a check in an amount equal to the per share merger consideration provided for under the Merger Agreement. Shareholder accounts that hold shares in both certificate form and in a DRS Account will, shortly after the closing of the Merger, receive a letter from EQ on behalf of CenterPoint which will explain their process for exchanging the shares held in certificate form for the merger consideration provided for under the Merger Agreement.

If you have any questions on this matter, please direct all inquiries to the EQ Investor Center at (866) 614-9636.

VECTREN CORPORATION

Ronald E. Christian
Executive Vice President, Chief Legal and External Affairs Officer and Corporate Secretary